Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

15 October 2003

MACQUARIE
BANK

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 10/23

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ASIC registered agent number:	
lodging party or agent name:	Macquarie Bank Limited
office, level building name or PO Box no.:	No 1 Martin Place
street number & name	Sydney
suburb/city:	state/territory NSW postcode 2000
telephone:	(02) 8232 7757
facsimile:	(02) 8232 4540
DX number:	suburb/city
reference:	

[redacted]

08 OCT 2003

ASIC NSW RECEPTION

ASS. CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form FS50

ASIC product disclosure statement opt-in register

Corporations Act 2001

1438(3)

PDS opt-in notice

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- Licensing and disclosure: Making the transition to the FSR regime, An ASIC guide
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)
- ASIC Policy Statement PS 169 – Disclosure: Discretionary powers and transition

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

The new product disclosure provisions will begin to apply to the product(s) specified in this notice from the date you nominate in this notice ("opt-in date"). By submitting this notice, you declare that you

- are entitled to lodge this notice under subsection 1438(3),
- the product(s) covered by this notice are product(s) to which section 1438 applies, and
- that you want the new product disclosure provisions to apply from the date nominated in this notice.

1.1 ABN of issuer (if applicable) 46 008 583 542

1.2 Name of issuer Macquarie Bank Limited

1.3 ACN of issuer (if applicable) 008 583 542

1.4 AFS licence number (if applicable)

1.5 Specify a reference number to identify this notice MBL 02

1.6 Select one of the following

☒ Opt-in for an individual financial product

☐ Opt-in for a class of financial products

If individual financial product, go to Question 1.7. If class of financial products, go to Question 1.8

9027853

1.7 Provide details of the individual financial product covered by this notice

1.7.1 Name of financial product Macquarie IMF and IMG Series Instalment Warrants

1.7.2 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☒ Derivatives (this product is a security but is governed by Part 7.9 for disclosure due to Regulation 7.9.07A(2)).
- ☐ Foreign Exchange Contracts
- ☐ General Insurance Products
- ☐ Government Debentures, Stocks or Bonds
- Life Products
  - ☐ Investment Life Insurance Product
  - ☐ Life Risk Insurance Products
- ☐ Managed Investment Schemes (registered or unregistered)
- ☐ Retirement Savings Account Products
- ☐ Superannuation
- Miscellaneous Financial Facility
  - ☐ Miscellaneous Financial Investment Products
  - ☐ Miscellaneous Financial Risk Products

1.7.3 ARSN (if applicable) ____________

Note: ARSN only required if the financial product is a registered management investment scheme

If Question 1.7 has been completed, go to Question 1.9

1.8 Provide details of the class of financial products covered by this notice

1.8.1 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☐ Derivatives
- ☐ Foreign Exchange Contracts
- ☐ General Insurance Products
- ☐ Government Debentures, Stocks or Bonds
- Life Products
  - ☐ Investment Life Insurance Product
  - ☐ Life Risk Insurance Products
- ☐ Managed Investment Schemes (registered or unregistered)

- ☐ Retirement Savings Account Products
- ☐ Superannuation

Miscellaneous Financial Facility

- ☐ Miscellaneous Financial Investment Products
- ☐ Miscellaneous Financial Risk Products

1.9 Opt-in date (dd/mm/yyyy) 05/11/2003

Note: This date must be at least 28 days after lodgment of this notice and cannot be a date before 11 March 2002

1.10 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.10.1 Name (First Given Name, Family Name) Sheridan Wesson

1.10.2 Are you preparing this notice on behalf of the issuer as an external service provider?

☐ Yes ☒ No

If No, go to Question 1.10.3. If Yes

Provide the service provider's name

Name

ABN

1.10.3 Email address (Not Mandatory) sheridan.wesson@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.10.4 Telephone number (02) 8232 7757

1.10.5 Facsimile number (Not Mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?

☒ Yes ☐ No

1.10.6 Postal address

office, level, building name or PO Box no. Level 4

street number and name 1 Martin Place

suburb/city Sydney state/territory NSW postcode 2000

telephone (02) 8232 7757

facsimile (02) 8232 4540

DX number suburb/city

You are now required to inform people about this notice in accordance with the requirements of ASIC's determination made pursuant to subsection 1438(6) (see PS 169 – Disclosure: Discretionary powers and transition). You are also required to either lodge a copy of a product disclosure statement with ASIC pursuant to section 1015B or to lodge an in0use notice with ASIC pursuant to section 1015D.

Warning: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name	Sheridan Wesson	capacity	Senior Lawyer
print entity name	(if entity acting as agent)		
sign here	[signature]	date	8/10/03

Macquarie Bank Limited

Merrill Lynch Australasian Investment Conference

Richard Sheppard, Deputy Managing Director

October 2003

Disclaimer

This material has been prepared for professional investors attending the Merrill Lynch Australasia Investment Conference (New York).

Information, including forecast financial information, in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or, in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited.

2

Agenda

1. Recap – last 12 months
2. Overview of Macquarie today
3. Strategy – why Macquarie can continue to grow
4. Update on Financial Services Group
5. New initiatives
6. Outlook

3

Recap October 2002

➔ Share price low of $18.75, influenced by
  - ➔ General market conditions
  - ➔ The volume of Macquarie issuance into market
  - ➔ Sentiment towards growth stocks
  - ➔ Performance of global investment banking sector
  - ➔ Sydney Airport acquisition

4

What we said – October 2002

- ➔ New capital would contribute to growth
- ➔ Businesses overall performing well
- ➔ Benefiting from cost initiatives
- ➔ Strong capital position
- ➔ Continued growth in specialist funds
- ➔ Expected continued revenue and profit growth
- ➔ Would pace capital raisings more carefully
- ➔ Increased effort to expand investor base

5

What's happened – last 12 months

- ➔ Strong result year ended 31 March 2003, net profit up 33%
- ➔ June 2003 quarter well up on last year
- ➔ Continued strong growth in specialist funds, new funds launched
- ➔ Market has significantly re-rated Macquarie Airports and recognised value of Sydney Airport
- ➔ Lots of new initiatives
- ➔ Share price has recovered

6

Overview of Macquarie Bank today

- ➔ Diversified financial services in Australia
- ➔ Focused participant in international markets
- ➔ Compound annual growth over a decade:
  - ➔ Revenue – 21%
  - ➔ NPAT – 19%
  - ➔ EPS – 15%
- ➔ P/E (historical) – 20.9

Market capitalisation:

Macquarie Bank (MBL):	A$7.5b	~20th on ASX
Macquarie Bank listed "family":	A$20b	~10th on ASX

* Market capitalisations as at close of business 30 September 2003

7

35 year history of profit growth


Net Profit After Tax (A$m)
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
69 71 73 75 77 79 81 83 85 87 89 91 93 95 97 99 '01 '03

8

Income growth over the decade

➔6.5 times

➔15% growth in year to 31 March 2003



(A$m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

9

Profit growth over the decade

➔5.6 times

➔33% growth in year to 31 March 2003



(A$m)
350
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

10

EPS growth over the decade

➔Macquarie: 4.3 times

➔US mid-cap growth stocks: 3.9 times

➔Macquarie: 24% growth in year to 31 March 2003



(A cents)
180
160
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

^ US mid-cap growth comparison based on S&P/Barra data as at 31 August 2003. Growth rates refer to average EPS growth over decade.

11

Funds Under Management growth over the decade

➔Macquarie: 6.1 times

➔Global FUM: 2.7 times

➔Macquarie: 27% growth in year to 31 March 2003



(A$b)
60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Includes listed & unlisted (retail & wholesale) funds ^Global FUM source: Investment Company Institute July 2003 and ASSIRT.

12

Where the income comes from

Year to 31 March 2003 by business segment

Investment banking 33% **Asset & wealth management 28%**


M&A, advisory & underwriting
Infrastructure, property & other specialist funds
Institutional stockbroking
Retail & wholesale funds management & private client broking
Financial products
Banking & securitised lending
Foreign exchange & commodities
Equipment leasing etc
Equity derivatives
Property lending
Treasury & debt markets
Other lending
Futures & financial markets brokerage

Lending 16% **Financial markets 23%**

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

13

Group contribution to profit

	FY 2003 %	FY 2002 %
Corporate Finance (incl. Specialist Funds)	32	30
Financial Products (incl. X-Border Leasing)	6	11
Other (incl. Insto Broking, Macquarie Capital)	11	20
Total Investment Banking	49	61
Treasury and Commodities	23	21
Banking and Property	18	16
Equity Markets	5	-
Funds Management	2	3
Financial Services	2	(1)
Direct Investment	1	-
Total	**100%**	**100%**

* Based on management accounts – pre-tax and pre-profit share

14

Active globally

➔Approximately 5000 employees

➔18 countries


Vancouver
Seattle
San Jose
San Diego
Toronto
Chicago
New York
Memphis
Houston
Jupiter
Sao Paulo
Dublin
London
Frankfurt
Munich
Vienna
Geneva
Cape Town
Johannesburg
Beijing
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Kuala Lumpur
Singapore
Labuan
Jakarta
Auckland
Wellington
Christchurch

*As at 30 June 2003

15

Strategy overview

➔Management philosophy

- ➔Operating groups develop and implement business strategy
- ➔Centralised risk management, new business approvals, appointments, brand and overall strategy

➔Organic growth

- ➔Not generally by acquisition
- ➔No significant goodwill on balance sheet
- ➔Focus on areas adjacent to existing businesses

➔Diversity of income streams

➔Strong financial position provides strategic flexibility

➔Continued focus on specialist funds

16

Update on Financial Services Group

- ➔ Financial Services Group established 2000
- ➔ Consolidated retail distribution activities previously fragmented across Bank
- ➔ A$70 million spend on technology and changes to management program initiated in 2000 to position business for growth
- ➔ Targeted at upper end of growing Australian wealth services market
- ➔ Provides distribution for product origination businesses

17

Financial Services Group structure


FSG
Macquarie Financial Services
Macquarie Adviser Services
Full Service Broking
Private Banking
Wealth Management Advice
Private Portfolio Management
Wrap
Cash Management Trust
Superannuation products
Managed Funds
Insurance

Note: Group also operates in New Zealand and (through a joint venture) in South Africa

18

Progress of Financial Services Group

Improving contribution to Group profitability

Year ended 31 March	%
2001	(3)
2002	(1)
2003	2
2004	Further growth in contribution expected



(A$m)
2001
2002
2003

Based on management accounts – pre-tax and pre-profit share. Group history estimates have been reconstructed from prior period Operations Review management reports and are indicative only.

Some indicators of progress

- ➔ Staff numbers 1,035 at 31 August 2003 – down 5% over 12 months
  - ➔ Reflects completion of IT investment and change programs
  - ➔ *Front office/back office ratio up significantly*
- ➔ Macquarie Financial Services advisers numbers up from 248 to 259 in the last 12 months
  - ➔ Income per commissioned adviser also up significantly this year
- ➔ Took on 25,000 clients and 48 private client advisers from Hartleys
- ➔ Cash Management Trust up 10% in the last 12 months to A$9.4 billion
- ➔ Wrap assets under administration up 33% in the last 12 months to A$7.4 billion
- ➔ Won 2003 ASSIRT awards for Best Fund Manager of the Year and Best Master Trust and Wrap Provider

* 12 month period relates to year ending 31 August 2003

Financial Services Group outlook

- Expect continued increase in earnings contribution in current year
- FSG will benefit from wrap growth, and increased equity markets and IPO activity
- Continued progress from technology investment to enhance service delivery and back office efficiency
- Good longer term growth potential in wrap and superannuation
- Additional cost benefits in medium term as depreciation charges from 2000-2003 investment program tail off

21

Highlights since March 2003

- Strong pipeline of Corporate Finance mandates announced
- Specialised funds performing well
- Equity Markets Group JV with Woori Bank to develop an equities derivatives business in Korea
- Equity Markets Group JV with Nedbank Corporate to develop an equities derivatives business in South Africa
- Established Canada's first private infrastructure fund – Macquarie Essential Assets Partnership

22

Highlights since March 2003

- ➔ Second close of Korea Road Infrastructure Fund raising total commitments to approximately A$500m
- ➔ Funds Management Group expands into Taiwan with the acquisition of a 40% stake in United SITE
- ➔ Macquarie Goodman Industrial Trust acquisition of AMP Industrial Trust
- ➔ Property Group alliance with Developers Diversified Realty (DDR) to pursue opportunities in US community shopping centre market
- ➔ Purchased South East Water (UK) for proposed European Infrastructure Fund

23

Overall Outlook

- ➔ June 2003 quarter well up on last year
- ➔ Especially in asset & wealth management and investment banking segments reflecting:
  - ➔ Improved deal flow
  - ➔ Better equity markets
  - ➔ Strong performance of specialist funds
- ➔ Expect first half and full year to be up on prior corresponding periods
- ➔ Satisfactory pipeline of transactions
- ➔ Equities related businesses are well placed to benefit from improvement in markets
- ➔ Strong capital position continues to provide strategic flexibility

24

Macquarie Bank Limited

Merrill Lynch Australasian Investment Conference

Richard Sheppard, Deputy Managing Director

October 2003

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

ASX/Media Release Wednesday 15 October, 2003

MACQUARIE BANK FORESHADOWS GOOD EARNINGS GROWTH IN RETAIL FINANCIAL SERVICES

Macquarie Bank Deputy Managing Director Richard Sheppard said the Bank is on track with its retail financial services strategy and expects a strong increase in profits for its Financial Services Group (FSG) for the year ended 31 March, 2004.

Speaking at the Merrill Lynch Australasia Investment Conference in New York overnight, Mr Sheppard said that after a period of consolidating its bankwide retail distribution activities, which began in 2000, Macquarie had made good progress in targeting the growing Australian retail wealth services market.

"Following a $70 million spend during this consolidation period on technology and restructuring changes to position the business for growth, FSG has, as planned, made an improving contribution to the Bank's profitability. From a negative three per cent contribution by FSG to the Bank's operating profit in the year to 31 March 2001, to a negative one per cent contribution in 2002 and a positive two per cent contribution in 2003, the Group is expecting a further strong increase in profits for the year ended 31 March 2004," Mr Sheppard said.

The Financial Services Group has achieved this result through its focus on innovative product provision and service excellence to over 560,000 clients. These include direct clients who access services through stockbroking, strategic financial planning, private banking and private portfolio management, and those who deal with Macquarie through a client base of around 15,000 Independent Financial Advisers (IFAs) throughout Australasia.

"The efforts directed towards our IFA market were rewarded this year with the announcement that FSG had won both categories in the prestigious ASSIRT 2003 Service Level Survey - the ASSIRT Best Fund Manager and ASSIRT Best Master Trust/Wrap Provider based on service performance," Mr Sheppard said. "Advice to direct clients was also recognised during the year in a survey carried out by the Australian Securities and Investments Commission and the Australian Consumers Association in which Macquarie was rated in the top three providers of quality financial advice."

Some indicators of FSG's progress over the past 12 months include:

- wrap (master trust) assets under administration up 33 per cent to $7.4 billion.
- the addition of 25,000 clients and 48 private client advisers following the decision by Hartleys to close its Australian retail broking service
- a 10 per cent increase in the Group's flagship fund, the Macquarie Cash Management Trust to $9.4 billion;
- adviser numbers up from 248 to 259 during the past twelve months;
- an increase in the ratio of front office to back office staff

The challenges FSG faces during the next 12 months will include the implementation of the Government's Financial Services Reform Act which requires greater compliance standards and more stringent reporting mechanisms at a greater cost to the industry.

"FSG has spent the past 18 months in preparation for this major change and its strong risk management processes will be a competitive advantage and differentiator for advisers and clients when the Act comes into force in March 2004.

Mr Sheppard said the Bank saw scope for further growth over the medium term in retail financial services activities. "The financial services sector in Australia continues to expand rapidly, with Australia now the largest managed funds marketplace in the Asia-Pacific outside Japan. During the past 12 months the retail broking industry has grown from $A11.8 billion in turnover to $A17.9 billion. In addition, Australia's high personal income tax rates and the complexity of the tax system means that good financial advice can create significant value for investors. In the context of this environment, we are seeing growing demand for clients seeking sophisticated financial advice."

FSG's earnings contribution this financial year will be based on growth in the wrap platform, and increased overall activity levels in equity markets and Initial Public Offerings. In the medium and longer term, FSG is expected to benefit from:

- continued progress from technology investment which will enhance service delivery and back office efficiency
- cost benefits as depreciation charges from 2000-03 investment program tail off
- good longer term growth potential in wrap and superannuation and
- Increased return from stock/underwriting income

Mr Sheppard said that overall the Bank continues to expect profits for the first half and the full year to be up on the prior corresponding periods, and that the Bank's strong capital position would provide strategic flexibility to respond to growth opportunities.

For further information, please contact:

Lisa Jamieson, Public Relations, Macquarie Bank Limited +612 8232 6016
+61(0)416237332

Jenny Kovacs, Investor Relations, Macquarie Bank Limited +612 8232 3250

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange ~~8232 3600 Facsimile 8232 3019~~
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

13 October 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 10 October 2003, was 0.0367%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,777,511	32,000
4	Total consideration paid or payable for the shares	$62,526,516.24	$1,148,610.00

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$35.95 date: 8 October 2003 lowest price paid:$33.65 date: 26 September 2003	highest price paid: $35.90 lowest price paid: $35.88 highest price allowed under rule 7.33: $37.3317

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,047,804

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 October 2003
(Company Secretary)

Print name: Dennis Leong

= = = = =

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Sunday October 12, 2003

MACQUARIE BANK TO ACQUIRE SWEDEN'S ARLANDA EXPRESS AIRPORT RAIL LINK FOR $76 MILLION

Macquarie Bank has today agreed to acquire the business of Sweden's A-Train AB and A-Train Invest AB (together A-Train) for a total consideration of $76 million (SEK400 million) from a consortium comprising NCC, Vattenfall, Alstom and Mowlem.

A-Train is the operator of the Arlanda Express, a high speed dedicated rail link between Stockholm's main international and domestic airport at Arlanda and Stockholm Central Station, a distance of 42kms by road. The high speed service travels at up to 200km per hour, providing a journey time of 20 minutes each way. Six trains run per hour during peak hours and Arlanda Express operates 19 hours per day. A-Train's turnover in 2002 was $64 million (SEK 340 million).

The Arlanda Express was established in 1999 to improve transport links to the airport and reduce anticipated levels of traffic congestion arising from air traffic and associated passengers. It operates under a Swedish Government concession that extends to 2040.

The Arlanda Express is an attractive asset that offers sustainable and predictable cashflows and potential for revenue growth through increases in both market size and market share.

Macquarie Bank Chief Financial Officer, Mr Greg Ward said the Bank intends to sell the asset into the proposed new Macquarie European Infrastructure fund (MEIF) within 6-9 months of completion of the fund's initial equity raising.

MEIF is intended to be a new wholesale fund targeting investments in infrastructure and related assets located in European OECD countries. The A-Train is the second seed asset

acquired for MEIF following the Bank's recent announcement of the acquisition of the equity of leading UK water utility, South East Water PLC for $948 million on October 2, 2003.

Macquarie Bank will consolidate the A Train from completion date during the holding period, increasing total assets by approximately $700 million. During the expected holding period the impact on Macquarie's profit as a result of consolidating A-Train, after taking account of depreciation, interest and amortisation, will be marginally negative. Mr Ward noted that the impact on Macquarie's capital position was not significant.

Completion of the transaction is conditional upon approval from the Swedish Government's holding company A-Banan Projekt AB and A-Train's lenders.

For further comments please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	02 8232 3087
Jenny Kovacs, Investor Relations, Macquarie Bank Limited	02 8232 3250
Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102
	0410 699 532

Macquarie DDR Trust (MDT)—IPO

October 2003


RACK


OfficeMax


Barnes & Noble Booksellers

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Macquarie DDR Trust (MDT)

- Macquarie DDR Trust (MDT) will acquire an 81% indirect ownership interest in a portfolio worth approximately US$744.5 million
  - DDR will own 14.5%
  - MBL will own 4.5%
- High quality portfolio of 11 community shopping centres in the United States
  - Total GLA 5.4 million sq ft (owned GLA 4.8 million sq ft)
  - Major metropolitan markets
  - Strong fundamentals—demographics, income
  - Established trade areas
  - Portfolio weighted average lease term to expiry of **8.2 years**
  - Portfolio weighted average under-renting of **10.7%**
  - Seven properties from Sears subsidiary JV (Homart) are very highly specified

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Macquarie DDR Trust (MDT)

- Quality tenants
  - leased to an array of leading US retailers
  - top 40 tenants represent 70.7% of net property income
  - 94.8% of rental income from national or regional tenants
- FY2004 annualised DPU yield of **9.0%**, growing **3.0%** to **9.27%** in FY2005
  - Including foreign tax credits, **10.04%** and **10.30%** in FY2004 and FY2005 respectively
- Portfolio being acquired "off market" at a **1.65%** discount to independent valuation
- Community Shopping Centre investment niche
  - asset class sits between regional malls and neighbourhood centres
  - offers investors exposure to pronounced retail trend—growth of discount department store and other discount retailers catering towards value and convenience
- Identifiable acquisition pipeline
  - ROFO portfolio – 10 million sq ft of GLA across 11 states in major markets

Macquarie DDR Trust (MDT)

- Management commitment with equal joint venture between MBL and DDR
- Best of breed Community Shopping Centre specialist
  - Specialist with national scale – drives tenant relationships
  - Top three landlord to nearly all anchor retailers
  - Track record of adding value since listing
  - Compound average rent growth for specialties of 5.1% pa over 15 years
  - Average occupancy around 96% since listing
- Tested ownership and management structure
  - MPR look-a-like structure
  - Macquarie team supported by over 20 professionals in US and 60 in Australia
  - Alignment of interests – DDR 14.5% interest represents substantial continuing interest in portfolio assets

Community Centre Product

DDR's investment strategy is to own and operate market dominant Community Shopping Centres that draw shoppers from the immediate neighbourhood as well as the surrounding trade area

- 250,000–1,000,000 sq ft, open-air shopping centres
- Strong national anchor tenants such as Wal-Mart, Kohl's, Target, Home Depot or Lowe's
- Two or more medium sized national big-box tenants such as Barnes & Noble, Toys R Us, Best Buy or Borders
- 20,000–80,000 sq ft of small (specialty) shops
- 5 car parking spaces per 1,000 sq ft of gross lettable area
- 2–4 outparcels (stand-alone) sites available for sale or groundlease
- High visibility to major traffic intersections

UBS   DEVELOPERS DIVERSIFIED REALTY   MACQUARIE

Aerial Photograph of Typical Centre


Cochituate Rd / Route 30
Site
Worcester Rd / Route 9
SHOPPER'S WORLD
Framingham, MA
N

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

DDR—market leader

- DDR is a leading owner, operator, developer and acquirer of market dominant Community Shopping Centres in the US
- DDR owns / manages 374 retail properties containing 83.1 million sq ft of GLA
  - equivalent to 7.7 million square metres of GLA
  - 2.5x larger than WFT
  - 1.3x larger than entire Australian LPT retail sub-sector (ex US assets)
- Experienced third party asset and fund manager
- Total of 433 employees


WAL★MART


HomeGoo

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

DDR portfolio performance

Average annualised base rental (to Q2003)



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$15.20
$10.49
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 1Q03 2Q03
Total portfolio
Shop space

Note: Excluding the impact of properties acquired through the JDN merger, the average base rent was $15.59 p/sq ft and $10.85 p/sq ft for shop space and the entire portfolio, respectively.

Historical leased rates



98%
96%
94%
92%
90%
88%
86%
84%
82%
80%
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 1Q03 2Q03

Historical occupancy rates—DDR vs US REIT peer group



99%
97%
95%
93%
91%
89%
DDR avg: 95.8%
Peer avg: 93.4%
Q1 1998 Q2 1998 Q3 1998 Q4 1998 Q1 1999 Q2 1999 Q3 1999 Q4 1999 Q1 2000 Q2 2000 Q3 2000 Q4 2000 Q1 2001 Q2 2001 Q3 2001 Q4 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003
DDR
Peer avg (ex DDR)[1]

Source: Green Street Advisors, based on a universe of six comparable retail REITs

Internal growth leasing spreads



22% avg. increase on new leases
8% avg. increase on renewals
35%
30%
25%
20%
15%
10%
5%
0%
3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03
New leases
Renewals
Weighted average

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Shifts in consumer preferences

Community shopping centres are well positioned to benefit from long-term trends in the retail industry

- From traditional department stores to discount department stores
  - discount department stores have increased their market shares from 39% in 1987 to 73% in 2002
- From enclosed mall anchors and specialty tenants to community shopping centre discounters
- WalMart's market cap alone is nearly seven times larger than that of the entire traditional department store sector

Representative DDR anchors
(Market cap in US$ billions)



Kohl's $21
Costco $15
Target $36
Lowe's $42
Home Depot $74
WalMart $259
Total = $447

Major Mall Anchors
(Market cap in US$ billions)



Nordstrom $3
Saks $2
Sears $12
JC Penney $6
Federated $8
May Co. $7
Total = $39

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Shift to discount retailers

Discount retailers capture market share at the expense of traditional department stores



% of general merchandise sales
80%
70%
60%
50%
40%
30%
20%
10%
0%
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Discount Dept. Stores, Warehouse Clubs and Supercenters
Traditional Dept. Stores

Source: US census, Economy.com, Property & Portfolio Research

UBS DEVELOPERS DIVERSIFIED REALTY MACQUARIE

Macquarie DDR Trust


Barnes & Noble Booksellers




KOHL'S


Barnes & Noble
Booksellers

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Major MDT tenants

KOHL'S	BED BATH & BEYOND	BARNES & NOBLE BOOKSELLERS
	THE HOME DEPOT	Michaels THE ARTS AND CRAFTS STORE
T.J.maxx		OfficeMax
PETsMART	BEST BUY	TOYS R US
WAL★MART	TARGET	LINENS-N-THINGS THAT'S A GREAT IDEA
UBS	DEVELOPERS DIVERSIFIED REALTY	MACQUARIE

MDT geographic spread


Midway Marketplace
St Paul,
Minnesota
Total GLA = 473,596 sq ft
Owned GLA = 324,354 sq ft
Woodfield Village Green
Chicago (Schaumburg),
Illinois
Total GLA = 674,647 sq ft
Owned GLA = 508,819 sq ft
Shoppers' World
Boston (Framingham),
Massachusetts
Total GLA = 777,755 sq ft
Owned GLA = 777,755 sq ft
The Plazas at Great Northern
Cleveland (North Olmsted),
Ohio
Total GLA = 627,360 sq ft
Owned GLA = 627,360 sq ft
Riverdale Village
Minneapolis (Coon Rapids),
Minnesota
Total GLA = 652,698 sq ft
Owned GLA = 497,698 sq ft
Belden Park Crossings
Canton,
Ohio
Total GLA = 594,413 sq ft
Owned GLA = 478,909 sq ft
Independence Commons
Kansas City (Independence),
Missouri
Total GLA = 400,055 sq ft
Owned GLA = 382,955 sq ft
Fairfax Towne Center
Washington DC
(Fairfax, Virginia)
Total GLA = 253,941 sq ft
Owned GLA = 253,941 sq ft
Towne Center Prado
Atlanta (Marietta),
Georgia
Total GLA = 311,651 sq ft
Owned GLA = 311,651 sq ft
Perimeter Pointe
Atlanta,
Georgia
Total GLA = 352,755 sq ft
Owned GLA = 352,755 sq ft
Carillon Place
Naples,
Florida
Total GLA = 283,238 sq ft
Owned GLA = 267,838 sq ft

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Assets located in substantial metropolitan areas

- 8 out of 11 assets located in the largest 16 MSAs in the US (out of 280)
- 9 out of 11 assets located in MSAs with a population of over 1,500,000 people
- Naples (Florida) is second fastest growing MSA in the US
- MDT portfolio MTA average 5 year population growth forecast is **17% higher** than US average
- The unemployment rates for the counties in which MDT centres are located is on average **1% below** the national rate
- MDT portfolio MTA median household income is **47% higher** than US national median household income level
- MDT portfolio MTA average household retail spend is **13% higher** than US average

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Board

- The Board of Directors of MDT will comprise
  - Richard Sheppard (MBL)—Chairman
  - Mark Baillie (MBL)
  - Bill Moss (MBL)
  - Scott Wolstein (DDR)
  - Daniel Hurwitz (DDR)
  - David Jacobstein (DDR)
  - At least two independent directors to be appointed by listing date

MBL Management

US

MBL Property Investment Management

Mark Baillie
Head of MBL Real Estate—North America

- Deal sourcing
- Due diligence support
- US Tax / Legal support
- 4 staff

Macquarie Capital Partners

- US advisor to US manager
  - Market analysis
  - Due diligence support
  - Debt arrangement support
  - 24 staff

MDT Responsible Entity

David Dix
General Manager

AUSTRALIA

MBL Property Investment Management

James Hodgkinson
Joint Head
North America Country Head

- Trust strategy
- Operations oversight
- Asset services and due diligence
- Company secretary
- Legal and compliance
- Trust accounting
- Special projects—acquisitions & fund raisings
- 60 staff

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Timetable

Public offer	
Offer opens	27 October
Offer closes	14 November
Allotment of units	21 November
Trading of units	26 November

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE



Other information

UBS

Overview of MDT portfolio

Asset	MSA	Purchase price (US$m)	Valuation (US$m)	Owned GLA (sq ft '000s)	% of portfolio GLA (%)	Initial yield (%)	Leased (%)[2]	Over / under renting (%)
Shoppers' World	Boston, Massachusetts	167.0[1]	168.0	778	16.3	7.8	100.0	(16.7)
Woodfield Village Green	Chicago, Illinois	94.9	95.0	509	10.6	7.7	97.5	(14.3)
The Plazas at Great Northern	Cleveland, Ohio	94.6	95.0	627	13.1	8.0	98.9	(7.0)
Riverdale Village	Minneapolis, Minnesota	61.3	61.8	498	10.4	7.8	94.6	(2.3)
Perimeter Pointe	Atlanta, Georgia	56.4[1]	59.0	353	7.4	8.8	95.4	4.1
Belden Park Crossings	Canton, Ohio	56.2	57.2	479	10.0	8.3	97.6	(7.0)
Independence Commons	Kansas City, Missouri	49.1	50.0	383	8.0	8.9	95.0	0.2
Fairfax Towne Center	Washington DC	47.8	52.5	254	5.3	8.4	100.0	(6.4)
Towne Center Prado	Atlanta, Georgia	41.3	42.0	311	6.5	8.4	93.9	(7.3)
Carillon Place	Naples, Florida	34.3[1]	34.5	268	5.6	8.4	96.3	(15.5)
Midway Marketplace	St Paul, Minnesota	29.2	29.5	324	6.8	8.4	97.4	(35.6)
Total / average		**732.1**	**744.5**	**4,784**		**8.1**	**97.3**	**(10.7)**

Notes:
1 Purchase Price includes debt restructure costs
2 By GLA, excluding master lease to DDR which represents 2.74% of portfolio GLA
3 Figures may not total due to rounding

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

DDR geographic spread

GLA under management by state



3.3 msf (3.9%)
4.1 msf (4.9%)
8.3 msf (10%)
2.5 msf (3.1%)
2.7 msf (3.2%)
3.6 msf (4.3%)
4.5 msf (5.4%)
2.0 msf (2.4%)
4.9 msf (5.9%)
6.8 msf (8.2%)
5.7 msf (6.9%)
2.7 msf (3.3%)
2.6 msf (3.1%)
2.5 msf (3.1%)
2.1 msf (2.6%)
2.1 msf (2.6%)
Regional offices
Head offices

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE



Board of Directors—biographies

UBS

Board of Directors—biographies

Richard Sheppard —Chairman

Richard is Deputy Managing Director of Macquarie Bank Limited. Richard joined Hill Samuel Australia (Macquarie Bank's predecessor) in 1975, in the Corporate Services Division. Prior to this, Richard worked at the Reserve Bank of Australia and as Economic Adviser in the Office of Leader of the Federal Opposition. Richard moved to Melbourne in 1978 and was appointed an Executive Director in 1981. He was appointed Head of the Macquarie's Melbourne office in 1986. In mid-1988 he became Head of the Corporate Banking Group in Sydney. He was appointed Deputy Managing Director in 1996. Richard is currently chairman of Hills Motorway Trust, chairman of Horizon Energy Investment Ltd, chairman of Macquarie Airports, director of Medallist Golf Developments Pty Ltd, director of International Banks & Securities Association (IBSA) and member of the Financial Sector Advisory Council.

Mark Baillie—Director

Mark is an Executive Director of Macquarie Bank Limited and is currently based in Chicago, USA, as Macquarie's Head of Real Estate - North America. Mark is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture, Macquarie CountryWide Management Limited, Macquarie ProLogis Management Limited, chairman of Macquarie's Real Estate Funds Management Executive Committee and also a director of the Association of Foreign Investors in Real Estate. Prior to his current role, Mark was the Chief Executive Officer of Macquarie CountryWide Trust and Head of Macquarie's Property Investment Management division. Mark has over 22 years' experience in chartered accounting, investment banking and global real estate funds management.

William Moss—Director

William is the Group Head and Chief Executive of Macquarie Bank's Banking and Property Group, with over 900 staff globally. William is responsible for the Bank's real estate, mortgages and banking businesses. William has over 25 years' experience in the banking and finance industry. He is Chairman of Medallist Developments - a joint venture with Greg Norman's private company, Great White Shark Enterprises - which has a development portfolio worth over A$3.0 billion in the US and Australia. He is Chairman of Macquarie Property China Pty Limited. William is also a director of Macquarie Office Management Limited, Macquarie Goodman Management Limited and Macquarie ProLogis Management Limited.

Board of Directors—biographies (continued)

Scott Wolstein—Director

Scott has been the Chief Executive Officer and a Director of DDR since its organization in 1992, Chairman of the Board of Directors of DDR since May 1997 and was president of the Company from its organisation until May 1999. Prior to 1993, Scott was a principal and executive officer of DDR's predecessor, Developers Diversified Group. In addition, Scott is a member of the company's Executive, Management and Investment Committees.

Scott is currently a member of the Board of National Association of Real Estate Investment Trusts, the International Council of Shopping Centers, The Real Estate Roundtable, the Zell-Lurie Wharton Real Estate Center, Cleveland Tomorrow, Cleveland Development Partnership and serves as the chairman of the State of Israel Bonds, Ohio and Kentucky. Scott is also a member of the Urban Land Institute and the Pension Real Estate Association. He has also served as president of the Board of Trustees of the United Cerebral Palsy Association of Greater Cleveland and as a member of the Board of the Great Lakes Theater Festival, The Park Synagogue, and the Convention and Visitors Bureau of Greater Cleveland.

David Jacobstein—Director

David was appointed President and Chief Operating Officer of DDR in May 1999 and elected to the DDR Board of Directors in May 2000. In addition, David is a member of the company's Executive, Management and Investment Committees. Prior to joining DDR, David served as Vice Chairman and Chief Operating Officer of Wilmorite, Inc., a Rochester, New York based developer of regional shopping centers. Prior to his tenure with Wilmorite, David served as Vice President - Finance and General Counsel for Fishers, New York based Scientific Calculations, Inc., a firm specializing in computer aided design technology. Prior to that, David was engaged in corporate and securities law practice. David has served as a Vice President of the Colgate University Alumni Corporation and President of the Allendale-Columbia School Board of Trustees, currently serves on the Business Markets Cabinet of the United Way of Cleveland, and is a member of ICSC and the Urban Land Institute.

Board of Directors—biographies (continued)

Daniel Hurwitz – Director

Daniel was appointed Executive Vice President of DDR in June 1999 and elected to the DDR Board of Directors in May 2002. In addition, Daniel is a member of DDR's Executive, Management and Investment Committees. Prior to joining DDR, Daniel served as Senior Vice President and Director of Real Estate and Corporate Development for Reading, Pennsylvania based Boscov's Department Stores, Inc., a privately held department store company. Prior to Boscov's, Daniel served as Development Director for the Shopco Group, a New York based developer and acquirer of regional and super regional shopping malls. Daniel is a member of the Board of Directors for the Children's Museum of Cleveland and Applewood Centers Inc. He is a member of ICSC and the Urban Land Institute and serves as a member of the ICSC Open Air Centers Committee. Daniel has also served on the Board of Directors for the Colgate University Alumni Corporation, Colgate University Maroon Council, Berks County Food Bank, and the Reading Jewish Community Center.

Stephen Girdis — Alternate to William Moss

Stephen is an Executive Director of Macquarie Bank Limited and is Head of Macqurie's Property Division. Stephen is a director of alternate director of all of the management companies of Macquarie Bank Group's listed and unlisted property funds management businesses.. Stephen has over 20 years' experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia.

Independent Directors

Under the constitution of the Responsible Entity, it is a requirement that at least 2 independent directors be appointed before any resolutions can be passed. Both DDR and Macquarie have separately identified an independent director and these directors are expected to be appointed by the time of the listing on ASX.

Disclaimer

IMPORTANT NOTICE

This presentation (the "Documents") have been prepared by Macquarie DDR Management Limited on a personal and private basis.

The Documents are being provided to you by Macquarie Equity Capital Markets Limited and UBS Advisory and Capital Markets Australia Limited as the proposed underwriters and lead managers so that you may consider an invitation to participate in a proposed offer of units in the Macquarie DDR Trust. It is not an offer or invitation or recommendation by Macquarie DDR Management Limited, Macquarie Equity Capital Markets Limited nor UBS Advisory and Capital Markets Australia Limited. The Documents are provided to you as a "wholesale client" (as defined in the Corporations Act 2001), to whom a product disclosure statement (PDS) is not required to be given under Part 7.9 of the Corporations Act, and in accepting the Documents you warrant that you are such an investor.

The Documents are confidential, and are being furnished to you solely for your information and may not be reproduced or distributed to any other person except those within your organisation directly involved in considering the proposed offer.

Macquarie DDR Management Limited has prepared the Documents based on information available to it to date. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in the Documents. To the maximum extent permitted by law, neither Macquarie DDR Management Limited, Macquarie Equity Capital Markets Limited nor UBS Advisory and Capital Markets Australia Limited, their directors, employees, advisers or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any person, for any loss arising from the use of the Documents or its contents or otherwise arising in connection with it.

A public offer of units in Macquarie DDR Trust is intended to be made by Macquarie DDR Management Limited. A product disclosure statement under Part 7.9 of the Corporations Act will be made available when lodged for the units to be offered under the public offer. The product disclosure statement is expected to be made available during October 2003 and will be available from that time from Macquarie Equity Capital Markets Limited (20 Bond Street, Sydney) or UBS Advisory and Capital Markets Australia Limited (at 1 Farrer Place Sydney) and as otherwise distributed or made available. Anyone wishing to acquire the units in the public offer will need to complete the application form that will be in or will accompany the product disclosure statement. The Documents are not a product disclosure statement under Australian law and do not constitute an invitation to subscribe for or buy any securities or an offer for subscription or purchase of any securities or a solicitation to engage in or refrain from engaging in any transaction.

None of the Documents nor any copy hereof may be transmitted in the United States or distributed, directly or indirectly, in the United States or to any US person including (1) any US resident, (2) any partnership or corporation or other entity organised or incorporated under the laws of the United States or any state thereof, (3) any trust of which any trustee is a US person, or (4) any agency or branch of a foreign entity located in the United States. By accepting the Documents you agree to be bound by these limitations. Distribution of the Documents in jurisdictions outside Australia may be restricted by law, and you should inform yourself of and observe those restrictions.

The provision of the Documents is not, and should not, be considered as the provision of financial product advice.

UBS

DEVELOPERS DIVERSIFIED REALTY

MACQUARIE

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release

Friday October 10, 2003

NEW MACQUARIE DDR TRUST TO ACQUIRE US$744 MILLION OF US REAL ESTATE

Macquarie Bank Limited (ASX: MBL) and Developers Diversified Realty Corporation (NYSE: DDR), one of the leading owners, operators, developers and acquirers of retail community centres in the United States, today announced plans to jointly list a property trust specialising in North American community shopping centres on the Australian Stock Exchange (ASX) by late November.

The Macquarie DDR Trust (MDT) will have an 81 per cent share in a diversified portfolio of 11 community shopping centres in the United States valued at US$744.5 million. MDT plans to raise up to A$550 million from Australian investors, approximately 75 per cent institutional and 25 per cent from retail. The offer is jointly and fully underwritten by Macquarie Equities and UBS.

The Trust is forecast to achieve an annualised return of 9 per cent on the issue price for the period from the Allotment Date to 30 June 2004. A distribution of 5.48 cents (Australian) per unit for the same period is also forecast. Starting from March 31, 2004, distributions will be paid quarterly. The retail offer for MDT units opens on 27 October and closes on 14 November. The minimum investment will be $A2,000 for 2,000 units.

Mark Baillie, Macquarie's Head of Real Estate, North America said: "We are excited at the opportunity to present Australian investors with a premium offering in this segment of the US retail market. The management of the trust combines both Macquarie's funds management and DDR's asset management expertise – bringing together "best of breed" management platforms from the Australian and US markets."

Community shopping centres in the USA typically comprise:

- One or more national discount department stores such as Wal-Mart, Target, and Kohl's as anchor tenants;
- One or more home improvement stores such as Home Depot or Lowe's, or warehouse stores such as Costco or SAM's Club as anchor tenants;
- Two or more medium size national tenants such as Toys R Us and Borders;
- 20,000 to 80,000 square feet of small-shop space (specialty tenancy); and
- Two to four extra land parcels on the periphery of the shopping centre for sale or ground lease to a tenant.

Mr Baillie said these properties benefit from the shopping trend towards consumer demand for convenience and value. This trend is illustrated by a shift in general merchandise sales in the US away from traditional department stores to discount and value-oriented retailers of the kind which anchor MDT's Community Shopping Centres.

MDT is expected to provide investors with a diversified portfolio of market-dominant Community Shopping Centre properties which are 97.3 per cent leased, have a weighted average lease expiry of 8.2 years and a broad range of high quality national tenants.

The shopping centres are located in major metropolitan US markets including Chicago, Boston, Washington D.C. and Atlanta. The markets in which the assets are located exhibit strong fundamentals as illustrated below:

- Average five year population growth in the metropolitan statistical areas in which the properties are located is 17% higher than the US average;
- The unemployment rates for the counties in which the properties are located are on average one percentage point lower than the US average; and
- The median household income in the main trade areas of the shopping centres is 47% higher than the US median household income.

DDR currently owns and manages 374 retail operating and development properties in 44 states comprising over 7.7 million square metres of real estate. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops, leases and manages shopping centres.

Mr Baillie said MBL and DDR will strongly align their interests with investors by owning the remaining 19 per cent of the seed assets. As joint US manager of the assets, DDR and

MBL will each own 50 per cent of the 9 per cent of assets held by the manager. This will give MBL an interest of 4.5 per cent. DDR will also hold a direct interest of approximately 10 percent, giving it a total approximate interest of 14.5 per cent. DDR will manage the assets while MBL will manage the Trust. MBL and DDR will jointly own the Responsible Entity, Macquarie DDR Management Limited (MDML).

Scott A. Wolstein, DDR Chairman and Chief Executive Officer said that the planned ASX listing was consistent with his company's growth strategy.

"The development of this fund is consistent with Developers Diversified's objective of increasing and diversifying the Company's access to global capital sources and maintaining a long term ownership interest in this premier portfolio of high quality community centre assets." Mr Wolstein said.

"Macquarie's strengths in the creation of international real estate specialist funds as well as its leading position and expertise in the Australian capital markets are ideal attributes in a management partner."

MBL Deputy Managing Director and Chairman of MDML, Richard Sheppard, said the proposed listing of MDT continued MBL's strategy to diversify and expand its range of specialist listed funds and to deliver strong investor returns. "We are also delighted to be working with a partner of the calibre of DDR."

Mr Baillie said the development of the Trust follows a strategic alliance between MBL and DDR announced in June 2003. This strategic alliance was initiated and developed by Macquarie Capital Partners. Macquarie Capital Partners LLC, is a registered US broker-dealer, and a member of the Macquarie group of companies in the US. Macquarie Capital Partners is a joint venture with Macquarie Bank Limited and specializes in global real estate investment banking.

The MDT Board will be led by MBL Deputy Managing Director, Richard Sheppard. Other Board members are Chief Executive of MBL's Banking and Property Group, Bill Moss; MBL's Head of Real Estate North America, Mark Baillie; DDR'S Chief Executive Officer and Chairman, Scott Wolstein; DDR's President, Chief Operating Officer and DDR Board member, David Jacobstein; and Executive Vice President of DDR and DDR Board member, Daniel Hurwitz. Two independent directors will be appointed following the listing of the Trust on the ASX and a third independent director will be appointed within 12 months of listing.

MDML, the Responsible Entity, will enter into foreign exchange hedges for 100% of the estimated distributions for the first two years and 90% of estimated distributions from years three to five on a rolling basis.

The new Trust will be the sixth sector-specific listed property trust managed by Macquarie Property and its associates, taking the total value of assets it has under management together with its associates to more than A$10 billion.

Unitholders should refer to the Australian taxation advice from Greenwoods & Freehills in the Product Disclosure Statement, and where appropriate consult their taxation advisers, to ascertain whether they are entitled to apply US taxes paid in respect of their holding in the Trust as a foreign tax credit against their Australian tax liabilities. The pretax equivalent yield assuming maximum utilisation of the foreign tax credit associated with the distribution is forecast to be 10.04% (annualised) for the period to 30 June 2004 and 10.30% for the year to 30 June 2005.

The Product Disclosure Statement will be available through Macquarie Equities and UBS Australia or by calling 'Ask Macquarie' on 1300 365 585 (local call cost). Potential investors should read the PDS and consult their financial adviser before making an investment decision to acquire units in MDT.

This press release is not an offer to sell any securities of Macquarie DDR Trust (MDT) and is not an offer to buy any securities of DDR. The MDT securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Act") or the securities laws of any state and may not be offered or sold in the United States of America to or for the account or benefit of U.S. persons except pursuant to exemptions from applicable US securities laws..

For further information, please contact:

Mark Baillie, Macquarie's Head of Real Estate, North America
+1 312 499 8511 / + 1 312 342 0372

Michelle Mahue, VP Investor Relations, Developers Diversified Realty
+ 1 216 755 5455

James Hodgkinson, Executive Director Property Investment Management, Macquarie Bank
+61 (0)2 8232 5089.

Robyn Turner, Macquarie Property Public Relations
+61 (0)2 8232 6989, +61 (0)416 237 358

Jenny Kovacs, Macquarie Bank Investor Relations
+61 (0)2 8232 3250

Appendix

Locations of the 11 community shopping centres in the Macquarie DDR portfolio.


Midway Marketplace
St Paul,
Minnesota
Total GLA = 473,598 sq ft
Owned GLA = 324,354 sq ft
Woodfield Village Green
Chicago (Schaumburg),
Illinois
Total GLA = 674,647 sq ft
Owned GLA = 508,819 sq ft
Shoppers' World
Boston (Framingham),
Massachusetts
Total GLA = 777,755 sq ft
Owned GLA = 777,755 sq ft
The Plazas at Great Northern
Cleveland (North Olmsted),
Ohio
Total GLA = 627,360 sq ft
Owned GLA = 627,360 sq ft
Riverdale Village
Minneapolis (Coon Rapids),
Minnesota
Total GLA = 652,698 sq ft
Owned GLA = 497,698 sq ft
Belden Park Crossings
Canton,
Ohio
Total GLA = 594,413 sq ft
Owned GLA = 478,909 sq ft
Independence Commons
Kansas City (Independence),
Missouri
Total GLA = 400,055 sq ft
Owned GLA = 382,955 sq ft
Fairfax Towne Center
Washington DC
(Fairfax, Virginia)
Total GLA = 253,941 sq ft
Owned GLA = 253,941 sq ft
Towne Center Prado
Atlanta (Marietta),
Georgia
Total GLA = 311,651 sq ft
Owned GLA = 311,651 sq ft
Perimeter Pointe
Atlanta,
Georgia
Total GLA = 352,755 sq ft
Owned GLA = 352,755 sq ft
Carillon Place
Naples,
Florida
Total GLA = 283,238 sq ft
Owned GLA = 267,838 sq ft

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	27 August 2003 re: Macquarie Leisure Trust.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Leatrice Pty Limited, a company in which David Clarke has a relevant interest, as trustee for the Bulkara Road Trust
Date of change	15 January 2003
No. of securities held prior to change	Nil
Class	Macquarie Investment Trust IV A (MIT IV A) ordinary units
Number acquired	500,000 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,000 ($0.08 per unit partly paid)
No. of securities held after change	500,000 units in MIT IV A partly paid to $0.08 per unit

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc09102003.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Initial subscription via information memorandum

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 10 October 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc09102003.doc

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market ~~8232 3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

ASX/News Release

Thursday 9 October, 2003

PROPOSED FIRST MACQUARIE REAL ESTATE INVESTMENT TRUST IN KOREA

Macquarie Property today announced it has applied to the Korean Government seeking the requisite approvals to create Macquarie's first real estate investment trust (REIT) to be listed on the Korean Stock exchange in early 2004.

If approval is granted, the Macquarie Central Office Corporate Restructuring REIT, or MCO CR-REIT, will acquire the 22-storey Kukdong Building in the Seoul CBD as its initial asset for KrW158 billion or about A$200 million.

MCO CR-REIT will be managed by Macquarie International Asset Management Company (MIAMC), a wholly owned subsidiary of the Macquarie Group licensed by the Ministry of Construction & Transportation in Korea, under the Real Estate Investment Company (REIT) Act.

Total equity to be raised for the REIT will be approximately A$95 million, of which 54% has been committed by cornerstone investors including Macquarie Bank (A$18.5 million) and MIAMC, together with Samsung Life Insurance and Samsung Fire & Marine Insurance Schroder Asian Properties, L.P. and LG Fire & Marine Insurance. If preliminary Government approval for the REIT is granted, an IPO in Korea of the remaining 46% of the equity will take place. The issue is fully underwritten by joint underwriters Samsung Securities, Daewoo Securities and SK Securities. The IPO is currently planned for late November with listing on the Korean Stock Exchange expected in January 2004. The primary market for the IPO will be Korean domestic retail and institutional investors. No offer relating to the MCO CR-REIT IPO will be made to any person located in Australia.

Corporate Restructuring REITS in Korea have a fixed life span of five years, and Macquarie is anticipating an average distribution yield of 12 per cent per annum over this forecast period. The property is being acquired below independent valuations leaving prospect for capital growth for investors

"We have targeted the Seoul CBD market as an opportunity because of the low vacancy rates, the lack of new supply and the anticipated recovery of the Korean economy," said. David Schaefer, Division Director of Macquarie Bank and head of Macquarie's Real Estate Asia business.

"We believe there is an opportunity to add considerable value through intensive asset management to reposition the building in the market by minor refurbishment and reorganising the leases.

"This new fund will be a very exciting addition to the Macquarie funds management platform in Asia. One of the key planks of the strategy has been to focus on office buildings in Seoul. This transaction follows the acquisition of three major office buildings by the Schroder Asian Properties LP (SAP) fund earlier this year," said Mr Schaefer. Successful completion of this acquisition will bring office properties under management in Seoul to A$510 million.

"Macquarie believes that the REIT market in Korea will evolve and become a valuable emerging sector.

Macquarie Property's Asian business is focussed on real estate investment banking, property funds management and development in Hong Kong, Korea, Singapore, Japan and China.

For further information please contact:

David Schaefer
Division Director, Macquarie Bank
Head of Macquarie Real Estate-Asia
Ph + 822 3782 2801

Jenny Kovacs
Investor Relations, Macquarie Bank

Ph: 02 8232 3250

Robyn Turner
Macquarie Property, Public Relations
Ph: 02-8232 6989
Mob: 0416 237 358

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

News Release Thursday October 9, 2003

KOREAN ROAD INFRASTRUCTURE FUND ANNOUNCES SECOND INVESTMENT

Macquarie Bank and Shinhan Financial Group, the joint managers of Korea's first private infrastructure fund, the Korean Road Infrastructure Fund (KRIF), today announced the fund's second investment, the KRW 32 billion ($A40 million) acquisition of five year converting bonds issued by the Daegu-Busan Expressway Co. (DBEC). DBEC is the developer of an 82-km toll expressway that will link Daegu to Busan, Korea's third and second largest cities, respectively.

The bonds convert into equity, representing a 6.5 per cent stake in DBEC, in September 2008. The bond acquisition is KRIF's second investment following its purchase of Kwangju 2nd Beltway, Section 1 in March 2003. KRIF was established in January 2003 and is a closed end 10-year fund providing Korean institutional investors with diversified exposure to local infrastructure assets.

The Daegu-Busan Expressway is a KRW 2.5 trillion ($A3.1 billion) project and is being built as a Build Transfer Operate project under Korea's Private Participation in Infrastructure legislation, and will have operating rights for 30 years following the completion of construction, expected in early 2006.

The Daegu-Busan Expressway is currently under construction and is expected to commence operations in early 2006. The 82-km expressway is the largest private road under construction or operation in Korea and will consist of 13 tunnels and 105 bridges, with 9 separate tolling points. Daegu is Korea's third largest city with a population of approximately 2.5 million while Busan is Korea's second largest city and home to Korea's largest port, with a population of nearly 4 million.

KRIF is Macquarie's first infrastructure fund with a specific geographic mandate developed using funds sourced specifically from institutions in a foreign market, in this case primarily large Korean insurance companies and pension funds. KRIF has raised Won 367.5 billion (A$465million) from a range of investors to date and is seeking to increase total commitments before the end of 2003.

KRIF has secured exclusive or preferred positions to invest in a number of toll road assets located in Seoul and other major cities in Korea. All assets have concession rights of 20 years or more.

The Fund is managed by Macquarie Shinhan Infrastructure Management Co., Ltd (MSIM), a Korean asset management company jointly owned by Macquarie Bank and the Shinhan Financial Group and is staffed by local and expatriate executives with expertise in infrastructure asset management.

Macquarie currently manages more than $US6 billion in ten infrastructure funds, which have direct and indirect investments in more than 30 toll roads around the world, including Korea's Soojungsan tunnel and others in Australia, UK, USA, Canada, Germany, Spain, Chile, Portugal and South Africa.

For further information, please contact:

Nick van Gelder, KRIF Managing Director,:
office: +822 3705 8507

Jane Rotsey, Public Affairs, Macquarie Infrastructure and Specialised Funds:
office: +61 2 8232 5026
mobile: +61 401 997 160

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,140,202	637,309
4	Total consideration paid or payable for the shares	$39,680,072.02	$22,846,444.22

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.55 date:7 October 2003 lowest price paid:$33.65 date:26 September 2003	highest price paid: $35.95 lowest price paid: $35.75 highest price allowed under rule 7.33: $36.6996

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,079,804

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 08/10/03
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

8 October 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market ~~8232 3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release Thursday October 2, 2003

MACQUARIE BANK ACQUIRES UK's SOUTH-EAST WATER PLC FOR $A948 MILLION (£386 MILLION).

Macquarie Bank today announced it has acquired a leading UK water utility South East Water plc (SEW) and its affiliated businesses from the Bouygues Group subsidiary, SAUR UK Limited, for approximately A$948 million (£386 million). The purchase price has been funded by a combination of debt and equity with Macquarie contributing $A272 million (£111 million) of equity.

SEW is the second largest of the twelve Water Only Companies in the UK and supplies 400 million litres of water per day to approximately 1.5 million people in the South East of England. SEW and its affiliated businesses have approximately 630 employees.

SEW provides essential services to a growing community. It offers a stable investment with high quality, regulated cashflows. Its essential nature means that it has limited exposure to demand and pricing risk and limited dependence on the economic cycle.

SEW had a regulatory asset base of $A1,067 million (£435 million) as at 31 March 2003. The acquisition was undertaken at a multiple of 8.7 times historical earnings before depreciation, amortisation, interest and taxation (EBITDA) and implies a value for SEW's regulated business of 93 per cent of the regulatory asset base at acquisition.

The Chief Financial Officer for Macquarie Bank, Greg Ward, said the Bank's intention is to sell the asset into a new fund, the Macquarie European Infrastructure Fund (MEIF) within 6-9 months, or to institutional investors. During the expected holding period the impact on Macquarie's profit as a result of consolidating SEW, after taking account of depreciation, interest and amortisation, will be marginally positive. Macquarie will

consolidate SEW during the holding period, increasing total assets by approximately $A1.7 billion (£0.7 billion). Mr Ward stated that the impact on Macquarie's capital position was not significant and there is not expected to be any material Tier 1 capital deduction.

MEIF will be a wholesale private equity fund formed to invest in infrastructure assets in European OECD countries. It will target investments that provide essential services to the community, have a strategic competitive advantage and provide sustainable and predictable cashflows. The fund is expected to appeal to pension funds and other institutional investors seeking long-term stable returns matching their long-dated liability profiles.

SEW services a prosperous catchment area with Gross Domestic Product in 2002 of $A344 billion (£140 billion). SEW's supply area covers some 3,607 km^2 and comprises the counties of Kent, Sussex, Surrey, Hampshire and Berkshire. It is the second largest regional economy in the UK, marginally behind London, and accounts for almost 16 per cent of the UK's GDP and 15 per cent of the UK's total business base. The population of the South East Water region is forecast to grow faster than the UK average with a growth rate of 0.9 per cent per annum compared with growth rate forecasts of 0.7 per cent per annum for the UK over the next five years.

When established MEIF will be the fourth Macquarie unlisted infrastructure fund established outside Australia using funds sourced primarily from offshore investors. This continues the global rollout of Macquarie's successful infrastructure funds strategy. The other funds include:

- The Macquarie Essential Assets Partnership (MEAP) - a Canadian fund of between $C400-$C500 million ($A440 - $A550 million) investing in utility assets such as electricity transmission and distribution networks, gas and other pipelines, gas distribution and certain water utilities.
- Korean Road Infrastructure Fund (KRIF) - Korea's first private infrastructure fund, established through a joint venture between Macquarie Bank and Shinhan Financial Group in January 2003. KRIF has received commitments of Won 367.5billion ($A488 million) from predominantly Korean institutional investors and plans to raise additional funds this year;
- South Africa Infrastructure Fund (SAIF) – established in mid 2000 through a joint venture between Old Mutual Asset Managers in South Africa and Macquarie. The ZAR800 million ($A167 million) SAIF fund has invested in a range of infrastructure assets in South Africa.

For further information please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	02 8232 3087
Erica Sibree, Head of Investor Relations, Macquarie Bank Limited	02 8232 5008
Matthew Russell, Macquarie Bank Limited Public Relations	02 8232 4102
	0410 699 532

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

1 October 2003

MACQUARIE
BANK

Dear Shareholder

MACQUARIE BANK LIMITED CONVERTING PREFERENCE SHARES

As foreshadowed to you by letter dated 7 August 2003, the Macquarie Bank Limited Converting Preference Shares ("CPS") that you held were compulsorily converted to Macquarie Bank Limited Ordinary Shares ("Ordinary Shares") on 25 September 2003.

In accordance with the terms of issue of the CPS, each CPS that you held converted into one Ordinary Share, and for each CPS held an additional number of Ordinary Shares calculated in accordance with the following formula was allotted to you (provided that where the total number of Ordinary Shares allotted to you included a fraction, that fraction was disregarded):

> **Additional Shares = CR –1**
>
> Where:
>
> CR means the Conversion Ratio which is an amount calculated by dividing $100 by RP; and
>
> RP means 30.875, being 95 per cent of the Weighted Average Sale Price (rounded to the nearest full cent) of all Ordinary Shares sold on the ASX during the period 28 August 2003 to 24 September 2003, inclusive.

Please find enclosed a Holding Statement confirming the number of Ordinary Shares that resulted from the conversion of CPS to your account.

We have also been advised that the conversion will not generally constitute a disposal for Capital Gains Tax purposes, but you should seek and rely on your own tax advice referable to individual circumstances.

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

1 October 2003

MACQUARIE
BANK

Dear Shareholder

MACQUARIE BANK LIMITED CONVERTING PREFERENCE SHARES

As foreshadowed to you by letter dated 7 August 2003, the Macquarie Bank Limited Converting Preference Shares ("CPS") that you held were compulsorily converted to Macquarie Bank Limited Ordinary Shares ("Ordinary Shares") on 25 September 2003.

In accordance with the terms of issue of the CPS, each CPS that you held converted into one Ordinary Share, and for each CPS held an additional number of Ordinary Shares calculated in accordance with the following formula was allotted to you (provided that where the total number of Ordinary Shares allotted to you included a fraction, that fraction was disregarded):

> **Additional Shares = CR –1**
>
> Where:
>
> CR means the Conversion Ratio which is an amount calculated by dividing $100 by RP; and
>
> RP means 30.875, being 95 per cent of the Weighted Average Sale Price (rounded to the nearest full cent) of all Ordinary Shares sold on the ASX during the period 28 August 2003 to 24 September 2003, inclusive.

Please find enclosed an Allotment Advice confirming the number of Ordinary Shares that resulted from the conversion of the CPS to your account.

We have also been advised that the conversion will not generally constitute a disposal for Capital Gains Tax purposes, but you should seek and rely on your own tax advice referable to individual circumstances.

Yours sincerely

Dennis Leong
Company Secretary

005728 - V2

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	367,291	403,325
4	Total consideration paid or payable for the shares	$12,474,888.76	$14,092,336.83

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$34.28 date:26 September 2003 and 30 September 2003 lowest price paid: $33.65 date:26 September 2003.	highest price paid: $35.00 lowest price paid: $34.81 highest price allowed under rule 7.33: $35.9247

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,086,699

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3 October 2003
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX Release

Monday October 6, 2003

Macquarie Bank Limited (MBL) today advised that it had put in place a number of procedures in respect of its participation in the ConnectEast Consortium, a bidder for the Mitcham Frankston Freeway Project (MFFP) in Victoria, relating to the positions held by a Voting Director of MBL, Mr. Laurence G. Cox. Mr. Cox is also the Chairman of Transurban Group, which is participating in a competing bid for the MFFP.

Because of special circumstances arising in this bid, the Board of Directors has resolved to form a special sub-committee with full authorisation to deal with all aspects of MBL's participation in the ConnectEast bid for MFFP. The sub-committee comprises all members of the Board except for Mr. Cox. Mr. Cox will have no role with respect to MFFP within the ConnectEast Consortium or MBL and any of its subsidiaries.

For further information:

Lisa Jamieson, Public Relations, Macquarie Bank Limited 02 8232 6016

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,616	39,326
4	Total consideration paid or payable for the shares	$26,567,225.59	$1,373,853.81

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$35.00 date: 2 October 2003 lowest price paid:$33.65 date: 26 September 2003	highest price paid: $35.00 lowest price paid: $34.85 highest price allowed under rule 7.33: $36.1662

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,047,373

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/10/2003
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7th October 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 August 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

- On 25 September 2003 1,500,000 Convertible Preference Shares were converted into 4,857,315 fully paid ordinary shares.

Thus, at 30 September 2003 the number of issued fully paid ordinary $1.00 shares was 217,923,628.

Since the last notification to the ASX, the following new options have been issued:

- 12,500 options exercisable at $28.41 each and expiring on 2 September 2008 (MBL0201);
- 5,000 options exercisable at $29.46 each and expiring on 16 September 2008 (MBL0203);
- 5,000 options exercisable at $29.46 each and expiring on 15 September 2008 (MBL0204);
- 5,000 options exercisable at $24.17 each and expiring on 17 September 2008 (MBL0205);
- 12,500 options exercisable at $28.74 each and expiring on 26 September 2008 (MBL0206);
- 814,053 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);

- 12,500 options exercisable at $24.54 each and expiring on 22 September 2008 (MBL0208);
- 5,000 options exercisable at $29.04 each and expiring on 29 September 2008 (MBL0210); and
- 5,000 options exercisable at $29.96 each and expiring on 30 September 2008 (MBL0211).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 2,374 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 13,334 options exercisable at $27.97 each and expiring on 11 September 2006 (MBLAHQ);
- 18,209 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,334 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 29,900 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118); and
- 7,000 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202).

The number of options on issue at 30 September 2003 was 27,677,483, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,360,194	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	711,544	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	247,866	$34.71	28/09/2006

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,284,750	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	930,332	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	227,100	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	306,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0199	5,000	$28.93	23/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,600,768	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	814,053	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBLACM	17,000	$12.25	2/12/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADK	85,000	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	2,349,820	$18.51	13/08/2004
MBLAEA	9,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	188,839	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEK	15,000	$18.08	7/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	37,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	1,668	$20.05	25/01/2005
MBLAFI	11,050	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	2,936,624	$23.94	21/07/2005
MBLAFM	1,668	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	1,668	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	93,157	$23.94	11/08/2005
MBLAFV	6,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	10,000	$24.69	7/08/2005
MBLAGA	4,069	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	10,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	112,432	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	1,668	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	3,332	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	10,833	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	6,666	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	27,677,483		

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	809,942	330,260
4	Total consideration paid or payable for the shares	$27,941,079.40	$11,738,992.62

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.00 date: 2 October 2003 and 3 October 2003 lowest price paid:$33.65 date: 26 September 2003	highest price paid: $35.55 lowest price paid: $35.48 highest price allowed under rule 7.33: $36.3762

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,717,113

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07/10/03
(Company Secretary)

Print name: Dennis Leong

= = = = =